UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795 and 333-209037), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On June 1, 2017, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing that Professor Rifaat Safadi M.D. will present new preclinical data on Can-Fite’s liver drug candidate Namodenoson, in a poster titled, “Namodenoson (CF102) Prevents Progression of Liver Fibrosis” on June 2, 2017 at the 1st International Conference on Fatty Liver in Seville, Spain which takes place from June 1-3, 2017. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated June 1, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: June 1, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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